



Exemption #: 82-5037

February 1, 2010

SUPPL



Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

**Viterra Inc.**
**Exemption No: 82-5037**
**Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of two news releases, which were filed on the Toronto Stock Exchange and provincial securities commission.

Yours truly,

Debbie Vargo

for: Colleen Vancha, Senior Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Rex McLennan, Chief Financial Officer

Attachment

dw 2/17



**For Immediate Release**
Date: January 28, 2010
Regina, Saskatchewan
Listed: TSX: VT, ASX: VTA

**Viterra Adds to Expansion Plans in Northwest Alberta with New Retail Centre**

**Regina, Saskatchewan** --- Viterra Inc. is pleased to announce plans to build a full service retail centre in Sexsmith, Alberta.

The facility will offer a host of Viterra products and services to area customers, including proprietary seed, fertilizer, crop protection products, ag equipment, financing and agronomic advice. It will be located on the same site as the high throughput elevator that the company is currently constructing.

"Our retail centre at Sexsmith will enable customers to access Viterra's full suite of products and services, in addition to grain handling and marketing, at one convenient location," said Doug Wonnacott, Viterra's Senior Vice-President, Agri-products. "This decision represents our ongoing commitment to enhance our service delivery model to benefit western Canadian farmers, and illustrates our confidence in what is becoming an increasingly important agricultural region of the Prairies."

The facility, approximately 25 kilometres north of Grand Prairie, will include a high throughput fertilizer plant along with a 20,000 square foot warehouse. Construction is expected to begin in the spring and scheduled for completion in fall 2010.

The company's new grain elevator is slated to open ahead of schedule this June.

**About Viterra**

Viterra Inc. provides premium quality ingredients to leading global food manufacturers. Headquartered in Canada, the global agribusiness has extensive operations across Western Canada, Australia, and New Zealand, with Adelaide, Australia as the base for Viterra's Southeast Asian operations. Our growing international presence also extends to operations in the United States, offices in Japan, Singapore, China and Switzerland. Driven by an entrepreneurial spirit we operate in five interrelated business areas: grain handling and marketing, agri-products, food processing, feed products and financial services. Our expertise, close relationships with producers, and superior logistical assets allow the company to consistently meet the needs of the most discerning end-use customers, helping to fulfill the nutritional needs of people around the world.

– 30 –

**FOR FURTHER INFORMATION PLEASE CONTACT:**

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-4810

Website: http://www.viterra.ca



**For Immediate Release**
Date: January 21, 2010
Regina, Saskatchewan
Listed: TSX: VT, ASX: VTA

**Viterra Supports Disaster Relief Effort in Haiti**

**Regina, Saskatchewan** --- Viterra Inc. (TSX: VT, ASX: VTA) today announced that it will donate up to $100,000 to the Canadian Red Cross relief efforts in Haiti in a matching donation program with employees and farm customers.

"The catastrophic events that have unfolded in Haiti over the past week have touched us deeply, from our Board and Management team to our individual employees. We believe that every effort, large and small, has the potential to alleviate some distress for the families and children who are now suffering the devastation of this natural disaster. Our corporate contribution will add to the employee fundraising efforts already underway and to a program developed to include our farm customers and partners who are also looking for ways to help," said Mayo Schmidt, President and CEO of Viterra.

Employee donations will include individual contributions and group fundraising. Employees have the option of donating to their registered charity of choice involved in Haiti relief efforts.

Viterra is accepting donations from farm customers at its grain elevators across Western Canada. Farmers will have the ability to contribute money in the form of a deduction from their cash tickets. They are urged to contact their local Viterra sales representative for further details.

As well, Viterra's Oat milling business has donated one truckload of rolled oats (48,000 pounds) to Canadian Food for Children, an organization that collects food and distributes it to Haiti, among other countries in need.

**About Viterra**

Viterra Inc. provides premium quality ingredients to leading global food manufacturers. Headquartered in Canada, the global agribusiness has extensive operations across Western Canada, Australia, and New Zealand, with Adelaide, Australia as the base for Viterra's Southeast Asian operations. Our growing international presence also extends to operations in the United States, offices in Japan, Singapore, China, Switzerland and India. Driven by an entrepreneurial spirit we operate in five interrelated business areas: grain handling and marketing, agri-products, food processing, feed products and financial services. Our expertise, close relationships with producers, and superior logistical assets allow the company to consistently meet the needs of the most discerning end-use customers, helping to fulfill the nutritional needs of people around the world.

– 30 –

**FOR FURTHER INFORMATION PLEASE CONTACT:**

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-4810
Website: http://www.viterra.ca